EXHIBIT 4.9

CONSULTANCY AGREEMENT dated
PARTIES
SAATCHI & SAATCHI NORTH AMERICA, INC. (“SSNA”) a company incorporated in Delaware, United States of America, which carries on business as an advertising agency.
SAATCHI & SAATCHI LIMITED (“SSNZ”) a company incorporated in New Zealand, which carries on business as an advertising agency.
RED ROSE LIMITED (“Red Rose”) a company incorporated in New Zealand, which carries on the business of management consultancy.
INTRODUCTION
A.	SSNA has entered into an employment contract (the “SSNA Contract”) with Mr Kevin Roberts (“Executive”) with effect from January 1, 2005 whereby the Executive will provide personal services to SSNA while he is in the United States, as Chief Executive Officer of SSNA’s affiliate Saatchi & Saatchi Advertising Worldwide, Inc. (“SSWW”). Pursuant to the SSNA Contract, the Executive will be required to be present in the United States and provide personal services to SSNA, on a full time basis, up to 25 weeks (inclusive of holidays) in any 12 month period.

B.	The parties entered into a consultancy agreement made with effect from September 7, 2000 (“Original Consultancy Agreement”). The parties agree that the Original Consultancy Agreement is terminated with effect from January 1, 2005.

C.	SSNA and SSNZ are aware that Red Rose has entered into an employment contract with the Executive whereby the Executive will provide personal services to Red Rose while he is not in the United States.

D.	SSNA and SSNZ recognise that Red Rose will be able to provide valuable consulting services to SSNA’s non United States affiliates named in Schedule 1 of this Agreement (being entities which are registered and which carry on business outside the United States (“SSNA’s non US Affiliates”)).

E.	Red Rose has agreed to provide certain consulting services, details of which are contained in Schedule 2 of this Agreement (“Consultancy Services”), to SSNA’s non US Affiliates on the terms and conditions contained in this Agreement.

F.	This Agreement is intended to be effective from January 1, 2005.
AGREEMENT
1.	CONSULTANCY SERVICES

1.1	Red Rose shall provide Consultancy Services to SSNA’s non US Affiliates on the following terms:

(a)	The Executive is the only employee of Red Rose (unless otherwise agreed by SSNA and SSNZ) who is to provide Consultancy Services, such Consultancy Services to be provided directly to SSNA’s non US Affiliates from January 1, 2005 for not less than 25 weeks in any 12 month period (or pro-rata for shorter periods) unless otherwise agreed by SSNA and SSNZ. Subject to this Agreement, Red Rose will procure the Executive to continue in its employ during the term of this Agreement.

(b)	Red Rose shall ensure that, at all times during which the Executive is an employee of Red Rose, the Executive shall devote his best efforts, attention and full time for a period up to 25 weeks (unless otherwise agreed by SSNA and SSNZ) to the business and affairs of SSNA’s non US Affiliates and shall perform such duties and responsibilities which are consistent with his seat on SSNA’s ultimate parent’s (“Publicis Groupe’s”) Directoire and employment as Chief Executive of SSWW (pursuant to his employment with SSNA).

(c)	Red Rose shall, and shall procure that the Executive (in his capacity as an employee of Red Rose) shall (unless otherwise agreed by SSNA and SSNZ) competently and faithfully render their services to SSNA’s non US Affiliates.

(d)	Red Rose shall not, and shall procure that the Executive (in his capacity as an employee of Red Rose) shall not, under any circumstances provide Consultancy Services to SSNA or SSWW in respect of their United States businesses.

(e)	SSNA and SSNZ agree that Red Rose or the Executive may provide services relating to the business of Inspiros Worldwide Limited, a company which has created and develops a Peak Performance methodology which Publicis Groupe is implementing within the Groupe, during the term of this Agreement up to a maximum of 2 weeks in any 12 month period, in accordance with the terms and conditions specified by Publicis Groupe.
2.	FEES

2.1	In consideration for Red Rose providing Consultancy Services to SSNA’s non US Affiliates under this Agreement:
(a)	SSNA shall pay at least US$370,000 per annum plus GST (if any), to be paid pro-rata on a monthly basis, on the first day of each month following the month to which the payment relates (“SSNA Consultancy Fee”). Red Rose shall render invoices in respect of the monthly instalments of the SSNA Consultancy Fee, although failure to issue or delay in issuing such invoices shall not affect SSNA’s obligation to pay the SSNA Consultancy Fee in accordance with this clause 2.1(a).

(b)	SSNZ shall pay at least US$150,000 per annum plus GST, to be paid pro-rata on a monthly basis, on the first day of each month following the month to which the payment relates (the “SSNZ Consultancy Fee”). Red Rose shall render invoices in respect of the monthly instalments of the SSNZ Consultancy Fee, although failure to issue or delay in issuing such invoices shall not affect SSNZ’s obligation to pay the SSNZ Consultancy Fee in accordance with this clause 2.1(b).

(c)	SSNZ shall provide to Red Rose in Auckland, at SSNZ’s expense, an office, including all office equipment, telephone, fax, postage and full time secretarial support.

(d)	SSNZ shall provide at its expense to the Executive directly, and for his personal use, a Jaguar XK8 (or equivalent model) motor vehicle which shall be fully equipped (including car phone) together with parking, or provide some other benefit of a similar value at the direction of Red Rose.

(e)	SSNA or SSNZ (as applicable) shall, subject to the receipt of appropriate invoices, reimburse any travel, entertainment and normally reimbursable expenses incurred by Red Rose for Consultancy Services performed on SSNA’s non US Affiliates behalf.
2.2	Amounts payable to Red Rose under clause 2.1 of this Agreement shall be reviewed on January 1, 2006 and then annually from that date or at any other times as agreed by the parties, but not downwards.

2.3	Red Rose shall have the opportunity to derive an annual incentive from January 1, 2005 under the terms of Publicis Groupe’s and SSNA’s incentive scheme from time to time in force, such incentive to comprise the following amounts:
(a)	SSNA’s Budget: an incentive of:
(i)	120% of the SSNA Consultancy Fee plus GST (if any) payable under clause 2.1(a) above (as amended from time to time) to be paid by SSNA; and

(ii)	120% of the SSNZ Consultancy Fee plus GST (if any) payable under 2.1(b) above (as amended from time to time) to be paid by SSNZ, for the relevant year for achieving SSNA’s budget in that year. It is understood that Red Rose shall receive an incentive of 0% if SSNA achieves 80% of its budget or less. If SSNA achieves between 80% and 100% of its budget, then Red Rose’s incentive will be calculated on a straight-line basis.
(b)	SSNA’s Targets: an incentive of:
(i)	60% of the SSNA Consultancy Fee plus GST (if any) payable under clause 2.1(a) above (as amended from time to time) to be paid by SSNA; and

(ii)	60% of the SSNZ Consultancy Fee plus GST (if any) payable under clause 2.1(b) above (as amended from time to time) to be paid by SSNZ, for the relevant year for achieving the SSNA’s targets in that year. It is understood that Red Rose shall receive an incentive of 0% if SSNA achieves 100% of its budget or less. If SSNA achieves between 100% of its budget and SSNA’s targets, then Red Rose will derive an incentive calculated on a straight-line basis.
(c)	Publicis Groupe’s Qualitative Objectives: an incentive of:
(i)	60% of the SSNA Consultancy Fee plus GST (if any) payable under clause 2.1(a) above (as amended from time to time) to be paid by SSNA; and

(ii)	60% of the SSNZ Consultancy Fee plus GST (if any) payable under clause 2.1(b) above (as amended from time to time) to be paid by SSNZ,

for the relevant year for achieving Publicis Groupe’s qualitative objectives in that year.
The incentive payable by SSNA and SSNZ to Red Rose under this clause 2.3 is to be paid on or before March 31 of the year following the 12 month period to which the incentive relates and its estimated quantum shall be notified to Red Rose not later than February 28 of the year following the 12 month period to which the incentive relates.
3.	TERM

3.1	Subject to clauses 3.2 and 3.3 below, this Agreement (excluding clauses 6, 7 and 9.2, which shall each operate for the length of time noted therein) is effective from January 1, 2005 until December 31, 2008.

3.2	The Original Consultancy Agreement shall terminate with effect from January 1, 2005.

3.3	If Red Rose materially breaches this Agreement and such breach, if curable, is not cured within 30 days of Red Rose receiving written notice of such breach from SSNA or SSNZ, then SSNA and SSNZ may terminate this Agreement by giving one month’s written notice to Red Rose.

3.4	In the event that the SSNA Contract is terminated, pursuant to the terms of such contract, then, unless the parties agree otherwise, this Agreement (excluding clauses 6, 7 and 9.2) shall be deemed to terminate at the same time as the first such termination and for the same reason and as if such terms in that agreement had been set out in full in this Agreement, with any necessary modifications.

3.5	In the event that the SSNA Contract is terminated by either SSNA or the Executive in circumstances to which paragraph Second C.1 of the SSNA Contract applies, then this Agreement shall automatically terminate in accordance with clause 3.4 and SSNA and SSNZ shall in aggregate:
(a)	pay to Red Rose (within 5 business days of the termination of this Agreement) any incentive plus GST (if any) due to Red Rose under clause 2.3 above in respect of the period up to the termination of this Agreement and on the following basis:
(i)	as if Red Rose had fully achieved SSNA’s targets, SSNA’s objectives and Publicis Groupe’s qualitative objectives; and

(ii)	incentive entitlements, for the purposes of this clause 3.5, accrue pro-rata from day-to-day in respect of any part calendar year up to the termination of this Agreement; and

(iii)	such incentive entitlements are to be calculated on the basis of the SSNA Consultancy Fee and the SSNZ Consultancy Fee in effect immediately prior to the termination of this Agreement; and

(b)	pay to Red Rose (within 5 business days of the end of the termination of this Agreement) the following further amounts plus GST (if any):
(i)	120% of the aggregate of the SSNA Consultancy Fee and the SSNZ Consultancy Fee (in effect immediately prior to the termination of this Agreement) which Red Rose would have received; and

(ii)	an amount equal to the incentive that Red Rose would have received (the amount of such incentive to be calculated in accordance with paragraph 3.5(a) above); and
in each case for a period of 1 year, and to be calculated in each case on the assumption that Red Rose were to continue to provide Consultancy Services for a period of 1 year from the termination of this Agreement and on the terms of this Agreement.
3.6	In the event that the SSNA Contract is terminated by either SSNA or the Executive in circumstances to which paragraph Second D.1 of the SSNA Contract applies then SSNA and SSNZ shall in aggregate be subject to the following obligations:
(a)	pay to Red Rose any incentive plus GST (if any) due to Red Rose pursuant to clause 2.3 above in respect of the period up to the termination of this Agreement and on the following basis:
(i)	as if Red Rose had fully achieved SSNA’s budget, SSNA’s targets and Publicis Groupe’s qualitative objectives; and

(ii)	incentive entitlements, for the purposes of this clause 3.6, accrue pro-rata from day-to-day in respect of any part calendar year up to the termination of this Agreement; and

(iii)	such incentive entitlements are to be calculated on the basis of the SSNA Consultancy Fee and the SSNZ Consultancy Fee in effect immediately prior to the termination of this Agreement; and
(b)	pay to Red Rose the following further amounts plus GST (if any):
(i)	120% of the SSNA Consultancy Fee and the SSNZ Consultancy Fee (in effect immediately prior to the termination of this Agreement) which Red Rose would have received; and

(ii)	an amount equal to the incentive that Red Rose would have received (the amount of such incentive to be calculated in accordance with paragraph 3.6(a) above); and
in each case for a period of 1 year, and to be calculated in each case on the assumption that Red Rose were to continue to provide Consultancy Services for a period of 1 year from the termination of this Agreement and on the terms of this Agreement.
(c)	two thirds (2/3) of the aggregate of such sums as are payable to Red Rose by virtue of this clause 3.6 shall be payable in a lump sum within 5 business days after the termination of this Agreement and one-third (1/3) of which shall be payable in instalments over a period of 6 months, commencing at the termination of this Agreement, in accordance with the normal payment practices of SSNA and SSNZ (such instalment amounts hereinafter referred to as “Instalment Payments”), provided, however, that if Red Rose materially breaches any of the covenants contained in clauses 6 or 7, and does not cure such breach within 10 days after written notice from SSNA or SSNZ specifically identifying such breach, then SSNA and SSNZ may defer any Instalment Payment to be made after such breach provided, and only so long as, SSNA and/or SSNZ is actively prosecuting an action against Red Rose in a court of competent jurisdiction (as provided in clause 9.4) to enforce the provisions of clauses 6 and 7 , and:
(i)	if a court of competent jurisdiction ultimately determines that such breach occurred, then Red Rose shall forfeit all rights to such Instalment Payments; or

(ii)	otherwise, SSNA and SSNZ shall pay all such amounts to Red Rose, together with interest at the New York statutory judgement rate from the date of deferral, within 5 business days after such court’s decision or abandonment or withdrawal of action by SSNA and/or SSNZ.
3.7	The provisions of clauses 3.5 and 3.6 shall be in lieu of, and shall supersede, the provisions of any liquidated damages or compensation plan or policy maintained by SSNA or SSNZ and/or any of its or their subsidiaries or any obligation to give notice of termination of this Agreement to Red Rose, and Red Rose shall not, on termination of this Agreement be entitled to payment pursuant to any such plan or policy or in lieu of any such period of notice of termination.

4.	DEFERRED FEES
Upon termination or expiry of this Agreement in circumstances where Red Rose has satisfactorily performed all its obligations hereunder, then, on the termination or expiry date Red Rose shall be entitled to, and SSNA and SSNZ shall pay within 5 business days of the termination or expiry date, the amounts specified under Schedule 3 attached hereto for the relevant period in which this Agreement terminates or expires (“Deferred Fees”) plus GST (if any). For this purpose, Red Rose shall be deemed to have satisfactorily performed all its obligations under this Agreement unless Red Rose has been grossly negligent in performing the Consultancy Services in a way which results in substantial loss to, or substantial damage to the reputation of, Publicis Groupe, SSNA, SSNZ, or any other Saatchi & Saatchi Group Company.
5.	EXCLUSION OF IMPLIED RELATIONSHIP
Nothing contained in this Agreement shall be deemed or construed to constitute:
(a)	any party as a partner, joint venturer, agent or representative of any of the other parties; or

(b)	the Executive as an employee of SSNA, SSWW, SSNZ or any of SSNA’s non US Affiliates; or

(c)	the authority for Red Rose or the Executive to enter into contracts on behalf of SSNA, SSWW, SSNZ or any of SSNA’s non US Affiliates. For the avoidance of doubt neither Red Rose nor the Executive (in his capacity as an employee of Red Rose) may enter into contracts on behalf of SSNA, SSWW, SSNZ or any of SSNA’s non US Affiliates.

6.	RESTRAINT

6.1	Red Rose shall not, and shall procure that the Executive (in his capacity as employee of Red Rose) shall not, during the term of this Agreement and for a period of two years thereafter, without the prior written consent of SSNA and/or SSNZ:
(a)	attempt in any manner to persuade any client of either Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates (“Client”), who was a Client at any time during the 12 months immediately preceding the termination of this Agreement, to cease to do business or to reduce the amount of business which any such Client has customarily done or contemplates doing with Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates, whether or not the relationship between Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates, on the one hand, and such Client, on the other hand, was originally established in whole or in part through the efforts of Red Rose;

(b)	without prior approval directly induce or solicit or cause others to induce or solicit any person who is then or at any other time during the 12 month period prior to the termination of this Agreement, a senior employee of Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates to terminate his or her employment with Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates; or

(c)	render any advertising, marketing or merchandising services, other than on behalf of Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates, for or in connection with any Client who was a Client at any time during the 12 months immediately preceding the termination of this Agreement.
6.2	On the basis that Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates, may be irreparably damaged if the provisions of clause 6.1 are not specifically enforced, in the event of a breach or threatened breach by Red Rose of any of the terms of clause 6.1, then Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates, as applicable, shall be entitled to injunctive relief (in addition to, and not in lieu of, any other right or remedy that may be available to each of them) without showing that monetary damages will not provide an adequate remedy. If any of the covenants contained in this clause are held to be unenforceable or over-inclusive for any reason, the parties hereto hereby agree that the scope of the over-inclusive provision shall be automatically reduced to the maximum scope permitted by law, and that, so amended, such provision shall be fully enforceable.

7.	CONFIDENTIALITY
Red Rose agrees that, during the term of this Agreement and thereafter, it will ensure that (except to the extent required by law) neither it nor any of its employees will:
(a)	divulge to anyone (other than to Publicis Groupe, SSNA or any other Saatchi & Saatchi Group Company) any knowledge or information of any type whatsoever of a confidential nature relating to the business or Clients of Publicis Groupe, SSNA, SSNZ or any of SSNA’s non US Affiliates; or

(b)	disclose, publish or make use of any such knowledge or information of a confidential nature without the prior written consent of SSNA, SSNZ or one of SSNA’s non US Affiliates.

8.	TAXES
Red Rose shall be responsible for all taxes (including GST) in respect of all fees paid to it by SSNA and SSNZ under this Agreement, provided that this clause 8 is subject to the amounts payable under this Agreement being expressed on a GST exclusive basis. This Agreement shall cancel any prior agreement, arrangement, or understanding with respect to taxation in respect of this Agreement or any prior agreement.
9.	GENERAL

9.1	The failure of either party to enforce any of the provisions of this Agreement shall not be deemed a waiver thereof. No provisions of this Agreement shall be deemed to have been waived or modified unless such waiver or modification is in writing and signed by the parties.

9.2	The obligations of SSNA and SSNZ to Red Rose under clauses 3.5, 3.6, 4, 6 and 7 shall survive the termination of this Agreement.

9.3	This Agreement shall constitute the entire agreement between the parties and shall be binding upon the parties, their successors and assigns.

9.4	This Agreement shall be deemed made under and shall be governed by the substantive laws of the State of New York, United States of America, excluding its conflict of laws rules, and the parties submit to the non-exclusive jurisdiction of the State of New York.

9.5	Any notice given concerning this Agreement shall be in writing and shall be delivered to the other party by registered mail, reputable courier or personally at the address detailed below (unless otherwise advised):

(a)	For SSNA:	Saatchi & Saatchi North America, Inc. 375 Hudson Street New York, NY 10014 Attention: Chief Financial Officer

(b)	For SSNZ:	Saatchi & Saatchi Limited 3rd Floor 125 The Strand Parnell Auckland New Zealand Attention: Chief Financial Officer

(b)	With copies to:	For Publicis Groupe SA 133 avenue des Champs Elysées 75008 Paris France Attn: Président du Directoire and Secrétaire Général

(c)	For Red Rose:	Red Rose Limited 2nd floor 125 The Strand Parnell Auckland New Zealand

SIGNED on behalf of SAATCHI &
SAATCHI NORTH AMERICA, INC. by:-
/s/ William Cochrane
SIGNED on behalf of SAATCHI AND
SAATCHI LIMITED by:-
/s/ Damian Fergio

SIGNED on behalf of RED ROSE
LIMITED by:-
/s/ Kevin Roberts